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                                                                    EXHIBIT 99.6







                                   May 1, 1995



VIA FEDERAL EXPRESS

Mr. Tor Boswick
Mid Ocean Investments Ltd.
73 Front Street - 4th Floor
Hamilton
BERMUDA

         Re:      DUSA Pharmaceuticals, Inc.
                  Investor Relations Services Agreement
                  -------------------------------------


Dear Tor:

         As we discussed, DUSA Pharmaceuticals, Inc. (the "Company") wishes to memorialize the terms of the Investor Relations Services Agreement with Mid Ocean Investments Ltd. ("Mid Ocean") for international investor relations and corporate business advice.


Services

         The services Mid Ocean will provide include the following: performance of international investor relations and corporate communications projects as are mutually agreed upon; planning meetings with international institutional investors; updating international institutional investors regularly on new developments concerning the Company; seeking additional international investors for Company securities; handling international media relations; and providing corporate business advice. Mid Ocean shall provide a quarterly report to the Company outlining its progress and plans for the succeeding quarter.

         As compensation for Mid Ocean's services, the Company will pay Mid Ocean the following fees:

         1. A per diem consulting fee of U.S. $1,000.00 payable quarterly within thirty (30) days of invoice for services rendered; provided that services for fees in excess of U.S. $15,000.00 in any quarter shall be subject to prior written request by the Company; and

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Mr. Tor Boswick
Mid Ocean Investments Ltd.
May 1, 1995
Page 2                                          Re:  DUSA Pharmaceuticals, Inc.





         2. The Company will issue to Mid Ocean a warrant to purchase up to 20,000 shares of the authorized stock of the Company at U.S. $4.00 per share (the "Warrant"). The Warrant shall vest immediately and is non-cancelable. The Warrant shall be exercisable for five (5) years from March 22, 1995, the date of the grant.

Warrant

         The number of shares and exercise price per share subject to the warrant shall be adjusted in the case of any dividend, stock split or other recapitalization or reorganization so that the Warrant shall not be diminished or diluted. The Warrant is non-assignable.

         Mid Ocean understands that neither the Warrant nor the underlying shares of common stock are qualified for sale in Ontario or Canada or registered in the United States or any of the states thereof. Mid Ocean undertakes not to offer or sell such securities directly or indirectly in Ontario or Canada or anywhere in the United States without registration under the Securities Act of 1933, as amended, or exemption from such registration.

         Mid Ocean understands that the Company does not have an obligation to register the common stock underlying the Warrant. Such Warrant is exempted from registration under the Securities Act of 1933, as amended (the "Act"), pursuant to Regulation S, and may not be resold in the United States or Canada without registration or exemption from registration provided by the Act.

Expense Reimbursement

         In addition to the fees payable hereunder, the Company shall reimburse Mid Ocean upon request from time to time, for all reasonable out-of-pocket expenses incurred by Mid Ocean (including but not limited to printing and graphic design, travel, postage, copying, secretarial, legal, and phone expenses) in connection with Mid Ocean's services pursuant to this agreement. Individual out-of-pocket expenses will not exceed U.S. $250.00 without the consent of the Company.

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Mr. Tor Boswick
Mid Ocean Investments Ltd.
May 1, 1995
Page 3                                          Re:  DUSA Pharmaceuticals, Inc.





Term

         This agreement shall be for a term of one (1) year. Thereafter, either party may terminate this agreement at any time upon thirty (30) days' prior written notice, without liability or continuing obligation to the other party, except that termination shall not affect the reimbursement and indemnification provisions contained in this agreement.

Confidentiality

         Each of the Company and Mid Ocean possesses confidential information with respect to its business and affairs which it has acquired through the expenditure of time and money. Each of the Company and Mid Ocean shall use all reasonable efforts to protect the confidential information of the other and keep such information confidential, using a standard of care that the Company or Mid Ocean, as the case may be, would reasonable expect to employ for its own similar confidential information.

Indemnification

         Each party agrees it will indemnify and hold harmless the other party, its officers, directors, employees, agents and controlling persons from and against any and all losses, claims, damages, liabilities and expenses, joint or several (including all reasonable fees and expenses of counsel) arising out of this agreement. However, neither party will be liable under this paragraph to the other party to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted from the other party's gross negligence or willful misconduct, or violation of United States laws. Each party agrees to notify the other promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to any matter which involves such party.

Miscellaneous

         The benefits of this agreement shall inure to the respective successors and assigns of the parties, and the obligations and liabilities assumed in this agreement by the parties shall be binding upon their respective successors and assigns.

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Mr. Tor Boswick
Mid Ocean Investments Ltd.
May 1, 1995
Page 4                                          Re:  DUSA Pharmaceuticals, Inc.




         The validity and interpretation of this agreement shall be governed by the laws of the State of New Jersey as applied to agreements made and to be fully performed therein.

         Mid Ocean undertakes to refer any inquiries or requests with respect to the Company from international residents or firms to the Company or as it may direct.

         Mid Ocean acknowledges and agrees that it is authorized to disclose only to potential investors, information which is contained in press releases, securities filings, and in the public domain.

         If the foregoing correctly sets forth our agreement, please sign, date, and return to us the enclosed copy of this letter, whereupon this letter shall constitute a binding agreement between us.

                                            Very truly yours,

                                            DUSA Pharmaceuticals, Inc.



                                            By: /s/ D. Geoffrey Shulman
                                                ------------------------------
                                                Dr. D. Geoffrey Shulman
                                                Chairman

Confirmed and agreed to this 18 day of July, 1995.

Mid Ocean Investments, Ltd.



By:
    Tor Boswick
    President